September 19, 2008
Via EDGAR
Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           SinoFresh Healthcare, Inc.
Annual Report on Form 10KSB for the Period ending 12/31/2007
File No. 000-49764

Dear Mr. Rosenberg,

This letter is being sent in response to the Staff’s comment to the Annual Report on Form 10-KSB, filed May 15, 2008 (the “Annual Report”). The Staff’s comment is set forth in a letter dated August 26, 2008 from Mr. Jim B. Rosenberg addressed to Charles A. Fust, Chairman of the Board and Chief Executive Officer (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to the comment set forth in the Staff’s Letter.

1.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
The Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77.)  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	The Sarbanes-Oxley Section 404 – A Guide for Small Business brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please revise to discuss your evaluation of disclosure controls and procedures as required by Item 307 or Regulation S-B.  In doing so, please consider whether management’s failure to provide the disclosure required by Item 308T(a)(3) of Regulation S-B impacts its conclusions regarding the effectiveness of your disclosure as appropriate.

Please note that failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kintermp.htm.

We respectfully acknowledge the Staff’s comment and will amend Item 8A(T) Controls and Procedures (“Controls and Procedures”) to reflect that management has performed its assessment of internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2007 and report the results of such assessment.  We will report that our management, with the participation of our Chief Executive Officer and acting Chief Financial Officer (the “Certifying Officer”) has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, our management, with the participation of the Certifying Officer, concluded that, as of December 31, 2007, our internal control over financial reporting was not effective.

Further, we are amending our Controls and Procedures to reflect that our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act were not effective because we did not timely report our management’s assessment of our internal control over financial reporting in our Annual Report.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact the undersigned at (941) 488-6464.

Very truly yours,

/s/ Charles A. Fust
Charles A. Fust